UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Forestar Group Inc.
 (Name of Issuer)
Common Stock, par value $1.00 per share
 (Title of Class of Securities)
346233109
 (CUSIP Number)
Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 346233109	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
Double Black Diamond Offshore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,735,573 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,735,573 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,735,573 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.14%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 346233109	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
Black Diamond Offshore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	159,208 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	159,208 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,208 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.47%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 346233109	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
Carlson Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,894,781 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,894,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,894,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%

14	TYPE OF REPORTING PERSON
PN; IA

SCHEDULE 13D
CUSIP No: 346233109	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
Asgard Investment Corp. II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,894,781 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,894,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,894,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 346233109	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
Asgard Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,894,781 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,894,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,894,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 346233109	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	2,894,781 Common Shares

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,894,781 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,894,781 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No: 346233109	Page 8 of 14 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $1.00 per share (“Common Shares”), of Forestar Group Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	Identity and Background

(a) This Amendment No. 3 is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company “OFF” and together with DOF, the “Funds”); (iii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (v) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (vi) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

 (c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

 (d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Persons used approximately $2,116,931 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Amendment No. 3.

 The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal

SCHEDULE 13D
CUSIP No: 346233109	Page 9 of 14 Pages

margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons initially acquired the Common Shares to which this Amendment No. 3 relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Consistent with their investment intent, the Reporting Persons have been reviewing their investment in the Company and have engaged in discussions with the Company’s management concerning the business, operations, governance, management, strategy and future plans of the Company.  Based on their review and these discussions, the Reporting Persons have determined that changes to the Company’s Board of Directors may be in the best interest of all stockholders.  As such, the Reporting Persons intend to engage in further discussions with the Company’s management, as well as with the members of the Board of Directors and other stockholders, concerning possible changes to the composition of the Board of Directors.  Among other things, the Reporting Persons may propose the nomination of one or more candidates for election to the Board of Directors in connection with the Company’s 2016 annual meeting of stockholders.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The Reporting Persons may be deemed to beneficially own in the aggregate 2,894,781 Common Shares. Based upon a total of 33,616,255 Common Shares outstanding as of November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015, the Reporting Persons’ shares represent approximately 8.61% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 2,735,573 Common Shares reported herein as owned by DOF, and (ii) the 159,208 Common Shares reported herein as owned by OFF.

SCHEDULE 13D
CUSIP No: 346233109	Page 10 of 14 Pages

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons since the most recent filing of Schedule 13D, on Amendment No. 2 filed December 17, 2015, is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:                         Joint Filing Agreement, dated January 20, 2016

SCHEDULE 13D
CUSIP No: 346233109	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CLINT D. CARLSON
/s/ Clint D. Carlson

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No: 346233109	Page 12 of 14 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.

Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

SCHEDULE 13D
CUSIP No: 346233109	Page 13 of 14 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS
SINCE THE MOST RECENT FILING OF SCHEDULE 13D

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.
Trade Date	Type	Quantity	Price
12/23/2015	Buy	189	$10.93
12/23/2015	Buy	95	$10.94
12/23/2015	Buy	94	$10.93
12/28/2015	Buy	2,363	$11.1429
12/28/2015	Buy	35,437	$11.1483
12/30/2015	Buy	1,534	$11.15
12/31/2015	Buy	1,134	$11.035
12/31/2015	Buy	6,782	$10.992
1/7/2016	Buy	22,520	$9.90
1/7/2016	Buy	8,440	$9.8999
1/8/2016	Buy	82,440	$9.8137
1/11/2016	Buy	3,153	$9.2906
1/11/2016	Buy	34,647	$9.30

Black Diamond Offshore Ltd.
Trade Date	Type	Quantity	Price
12/23/2015	Buy	11	$10.93
12/23/2015	Buy	5	$10.94
12/23/2015	Buy	6	$10.93
12/28/2015	Buy	137	$11.1429
12/28/2015	Buy	2,063	$11.1483
12/30/2015	Buy	89	$11.15
12/31/2015	Buy	66	$11.035
12/31/2015	Buy	395	$10.992
1/7/2016	Buy	1,310	$9.90
1/7/2016	Buy	492	$9.8999
1/8/2016	Buy	4,798	$9.8137
1/11/2016	Buy	183	$9.2906
1/11/2016	Buy	2,017	$9.30

SCHEDULE 13D
CUSIP No: 346233109	Page 14 of 14 Pages

EXHIBIT 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 20, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CLINT D. CARLSON
/s/ Clint D. Carlson